Exhibit 12
GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,
	2006		2005		2004		2003		2002		2001
Earnings:
Income before income taxes	$142,719		$95,644		$52,286		$30,358		$28,827		$34,683
Fixed charges	33,200		35,746		12,704		6,019		7,483		7,789

Earnings as defined	$175,919		$131,390		$64,990		$36,377		$36,310		$42,472

Fixed Charges:
Interest expense	$28,574		$30,433		$10,102		$4,748		$6,365		$6,796
Rentals — portion representative of interest	4,626		5,313		2,602		1,271		1,118		993

Total fixed charges	$33,200		$35,746		$12,704		$6,019		$7,483		$7,789

Ratio of Earnings to Fixed Charges	5.3	x	3.7	x	5.1	x	6.0	x	4.9	x	5.5	x